Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

(Debtor in possession)

Condensed Consolidated Interim Financial Statements

As of June 30, 2021, and December 31, 2020 and

for each six-months periods ended June 30, 2021 and 2020

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in possession)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	8	$985,536	$911,139
Restricted cash	8	24,237	24,299
Short term investments	11	42,176	42,919
Trade and other receivables, net of expected credit losses	9	167,121	229,917
Accounts receivables from related parties	10	174	157
Current tax assets	21	154,371	111,785
Expendable spare parts and supplies, net of provision for obsolescence		79,261	81,433
Prepayments		33,521	36,247
Deposits and other assets	11	39,092	37,544

		1,525,489	1,475,440
Assets held for sale		845	884

Total current assets		1,526,334	1,476,324
Non–current assets:
Deposits and other assets	11	59,074	55,547
Trade and other receivables, net of expected credit losses	9	3,302	2,918
Intangible assets and goodwill, net	13	476,319	488,925
Deferred tax assets		22,436	25,236
Property and equipment, net	12	4,606,224	4,811,544

Total non–current assets		5,167,355	5,384,170

Total assets		$6,693,689	$6,860,494

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	June 30, 2021	December 31, 2020
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	14	$5,660,516	$5,011,094
Accounts payable		509,709	489,031
Accounts payable to related parties	10	1,984	2,782
Accrued expenses		15,427	16,448
Current tax liabilities	21	48,822	54,738
Provisions for legal claims	22	43,734	23,314
Provisions for return conditions		23,663	22,277
Employee benefits	7	124,529	135,056
Air traffic liability		415,540	399,184
Loyalty program deferred revenue		165,868	162,013
Other liabilities		5,836	4,144

Total current liabilities		7,015,628	6,320,081
Non–current liabilities:
Long–term debt	14	1,085,704	1,270,162
Accounts payable		17,204	17,225
Provisions for return conditions		152,239	138,562
Employee benefits	7	29,862	103,540
Deferred tax liabilities		11,955	13,922
Loyalty program deferred revenue		277,512	290,802
Other liabilities		4,183	7,972

Total non–current liabilities		1,578,659	1,842,185

Total liabilities		$8,594,287	$8,162,266

Equity (Deficit)
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained losses		(2,676,390)	(2,025,557)
Other comprehensive income	16	(36,064)	(91,511)

Equity attributable to owners of the Company (Deficit)		(1,883,991)	(1,288,605)
Non–controlling interest		(16,607)	(13,167)

Total equity (Deficit)		(1,900,598)	(1,301,772)

Total liabilities and equity (Deficit)		$6,693,689	$6,860,494

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the six months ended June 30,
	Notes	2021	2020
Operating revenue:
Passenger		$459,347	$781,840
Cargo and other		348,662	398,457

Total operating revenue	4,26	808,009	1,180,297
Operating expenses:
Flight operations		30,082	22,126
Aircraft fuel		180,566	247,431
Ground operations		120,180	136,987
Rentals	23	4,341	12,472
Passenger services		11,844	35,141
Maintenance and repairs		69,178	63,188
Air traffic		49,575	59,617
Selling expenses		71,815	114,855
Salaries, wages and benefits		204,515	238,969
Fees and other expenses		178,477	121,312
Depreciation and amortization	12, 13	241,771	274,970

Total operating expenses		1,162,344	1,327,068

Operating loss		(354,335)	(146,771)

Interest expense		(304,626)	(192,416)
Interest income		30	2,665
Derivative instruments		—	(406)
Foreign exchange, net	6	24,975	5,549
Equity method profit		368	344

Loss before income tax		(633,588)	(331,035)
Income tax expense – current	21	(21,894)	(20,943)
Income tax income (expense) – deferred	21	2,037	(722)

Total income tax expense		(19,857)	(21,665)

Net loss for the year		$(653,445)	$(352,700)

Basic loss per share. (Expressed in dollars)	15
Common stock		$(0.65)	$(0.35)
Preferred stock		$(0.65)	$(0.35)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the six months ended June 30,
	Notes	2021	2020

Net loss for the year		$(653,445)	$(352,700)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	16
Revaluation of administrative property		73	—
Remeasurements of defined benefit liability (assets)	7	56,474	(7,636)
Income tax	21	(2,655)	(3,422)

		53,892	(11,058)
Items that will be reclassified to profit or loss in future periods:	16
Effective portion of changes in fair value of hedging instruments		1,069	2,799
Net change in fair value of financial assets with changes in OCI		(342)	409

		727	3,208

Other comprehensive income profit, net of income tax		54,619	(7,850)

Total comprehensive (loss) profit net of income tax		$(598,826)	$(360,550)
Loss attributable to:
Equity holders of the parent		$(650,833)	$(350,270)
Non–controlling interest		(2,612)	(2,430)

Net loss		$(653,445)	$(352,700)
Total comprehensive (loss) income attributable to:
Equity holders of the parent		$(595,386)	$(357,385)
Non–controlling interest		(3,440)	(3,165)

Total comprehensive loss		$(598,826)	$(360,550)

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the three months between April 1 and June 30,
	Notes	2021	2020
Operating revenue:
Passenger		$260,173	$3,743
Cargo and other		176,403	232,634

Total operating revenue	4, 26	436,576	236,377
Operating expenses:
Flight operations		13,884	4,402
Aircraft fuel		97,652	19,375
Ground operations		60,965	33,681
Rentals	23	2,106	7,741
Passenger services		5,824	1,842
Maintenance and repairs		39,524	23,351
Air traffic		25,390	9,955
Selling expenses		34,454	4,682
Salaries, wages and benefits		99,461	82,105
Fees and other expenses		83,351	64,246
Depreciation and amortization		119,308	135,549

Total operating expenses		581,919	386,929

Operating loss		(145,343)	(150,552)

Interest expense		(182,920)	(78,725)
Interest income		30	690
Derivative instruments		—	(94)
Foreign exchange, net		(3,086)	4,699
Equity method profit		130	344

Loss before income tax		(331,189)	(223,638)
Income tax expense – current		(10,172)	(14,248)
Income tax (expense) income – deferred		(404)	6,381

Total income tax expense		(10,576)	(7,867)

Net loss for the year		$(341,765)	$(231,505)

Basic loss per share. Expressed in dollars
Common stock		$(0.34)	$(0.22)
Preferred stock		$(0.34)	$(0.22)

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the three months between April 1 and June 30,
	Notes	2021	2020
Net loss for the year		$(341,765)	$(231,505)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative property		(108)	—
Remeasurements of defined benefit liability(assets)	7	11,470	6,718
Income tax		(45)	(6,459)

		11,317	259
Items that will be reclassified to results in future periods:
Effective portion of changes in fair value of hedging instruments		537	7,957
Net change in fair value of financial assets with changes in OCI		34	621

		571	8,578

Other comprehensive income profit, net of income tax		11,888	8,837

Total comprehensive loss net of income tax		$(329,877)	$(222,668)
Loss attributable to:
Equity holders of the parent		(339,762)	(224,106)
Non–controlling interest		(2,003)	(7,399)

Net loss		$(341,765)	$(231,505)
Total comprehensive loss attributable to:
Equity holders of the parent		(327,816)	(215,889)
Non–controlling interest		(2,061)	(6,779)

Total comprehensive loss		$(329,877)	$(222,668)

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the six months ended June 30, 2021
	Notes	Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Accumulated losses	Equity attributable to owners of the Company	Non- controlling interest	Total (equity deficit) equity
				Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2020		$82,600	$42,023	$234,567	$469,273	$(133,280)	$41,769	$(2,025,557)	$(1,288,605)	$(13,167)	$(1,301,772)

Net loss		—	—	—	—	—	—	(650,833)	(650,833)	(2,612)	(653,445)
Other comprehensive income	16	—	—	—	—	55,447	—	—	55,447	(828)	54,619

Balance at June 30, 2021		$82,600	$42,023	$234,567	$469,273	$(77,833)	$41,769	$(2,676,390)	$(1,883,991)	$(16,607)	$(1,900,598)

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the six months ended June 30, 2020
	Notes	Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Accumulated losses	Equity attributable to owners of the Company	Non- controlling interest	Total (equity deficit) equity
				Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2019		$82,600	$42,023	$234,567	$469,273	$(118,815)	$40,695	$(543,010)	$207,333	$(202,166)	$5,167

Net loss		—	—	—	—	—	—	(350,270)	(350,270)	(2,430)	(352,700)
Other comprehensive income	16	—	—	—	—	(7,115)	—	—	(7,115)	(735)	(7,850)

Balance at June 30, 2020		$82,600	$42,023	$234,567	$469,273	$(125,930)	$40,695	$(893,280)	$(150,052)	$(205,331)	$(355,383)

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the six months ended June 30,
	Notes	2021	2020
Cash flows from operating activities:
Net loss for the period		$(653,445)	$(352,700)
Adjustments for:
Provision of expected credit losses	9	2,008	3,142
(Recovery) provision for expandable spare parts and supplies obsolescence		(399)	1,109
Provision (Recovery) for return conditions, net		18,731	(14,520)
Provisions (Recovery) for legal claims, net	22	24,957	(713)
Depreciation and amortization	12, 13	241,771	274,970
Sale and leaseback transactions amortization		—	(8,319)
Loss (gains) on disposal of assets, Net		34,311	(78,940)
Fair value adjustment of financial instruments		—	406
Interest income		(30)	(2,665)
Interest expense		304,626	192,416
Deferred tax	21	(2,037)	722
Current tax	21	21,894	20,943
Unrealized foreign currency gain		(24,963)	(10,196)
Changes in:
Trade debtors and other accounts receivables		20,104	37,258
Expendable spare parts and supplies		2,571	501
Prepayments		2,498	10,599
Net current tax		(40,571)	3,665
Deposits and other assets		(4,644)	(15,971)
Accounts payable and others		22,081	(43,381)
Air traffic liability		16,356	(944)
Loyalty program deferred revenue		(9,435)	(19,891)
Provision for return conditions		(3,668)	7,154
Employee benefits		(14,601)	(22,656)
Income tax paid		(30,150)	(8,021)

Net cash used in operating activities		$(72,035)	$(26,032)
Cash flows from investing activities:
Restricted cash		(6)	(23,525)
Interest received		—	3,013
Refund of aircraft advances		—	50,000
Acquisition of property and equipment	12	(27,164)	(63,152)
Proceeds from sale of property and equipment		—	329,587
Redemption in certificates of bank deposits		743	7,592

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the six months ended June 30,
	Notes	2021	2020
Acquisition of intangible assets		(8,093)	(14,300)

Net cash (used in) provided by investing activities		$(34,520)	$289,215
Cash flows from financing activities:
Proceeds from new loans and borrowings	14	354,509	77,917
Repayments of loans and borrowings	14	(107,785)	(299,620)
Interest paid	14	(61,296)	(75,580)

Net cash provided by (used in) financing activities		$185,428	$(297,283)
Net increase (decrease) in cash and cash equivalents		78,873	(34,100)
Effect of movements in exchange rates on cash held		(4,476)	(10,660)
Cash and cash equivalents at beginning of year		911,139	342,472

Cash and cash equivalents at end of year		$985,536	$297,712

See accompanying notes to condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Group” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011, AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and was list as AVH.

Synergy Aerospace Corp currently has the majority of the Group’s shareholding through BRW Aviation LLC, which is the Group’s direct controller. Since May 24, 2019, Kingsland Holdings Limited, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of the Company.

Debtor in Possession

Avianca Holdings S.A. and certain of its subsidiary companies “the Debtors” filed, on May 10, 2020 and September 21, 2020 voluntary petitions under Chapter 11 of the Bankruptcy Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles ™, Avianca loyalty program is administered by a separate company and is not part of the Chapter 11 filing. Certain claims, including enforcement of claims against the Debtors that were in existence before the filing of the petitions are stayed while the Debtors continue their business operations as debtor-in-possession.

The Company currently operates as Debtor in Possession under the jurisdiction of the bankruptcy court and the provisions of the United States bankruptcy code. In general, as Debtor in Possession, the Company is authorized to continue operating as a going concern but cannot engage in transactions outside the ordinary course of its operation without prior court approval. The bankruptcy court guarantees some relief, among others, obligations to (i) employees, (ii) tax authorities, (iii) insurance companies, (iv) independent contractors for improvement projects, (v) foreign suppliers, (vi) other airlines under certain agreements, and (vii) certain suppliers considered critical to the operation of the Company.

The following are the significant subsidiaries in the Group included within these condensed consolidated interim financial statements:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2021	2020
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	U.S.	100%	100%
Avianca Leasing, LLC.	U.S.	100%	100%
Grupo Taca Holdings Limited.	Bahamas	100%	100%
Latin Airways Corp.	Panamá	100%	100%
LifeMiles Ltd.	Bermuda	89.90%	89.90%
Avianca Costa Rica S.A.	Costa Rica	92.42%	92.42%
Taca International Airlines, S.A.	El Salvador	96.83%	96.83%
Tampa Cargo Logistics, Inc.	U.S.	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Regional Express Américas S.A.S.	Colombia	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

The Group through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica and Nicaragua and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code-share agreements currently in place with other airlines include Air Canada, Aeromexico, United Airlines, Copa Airlines, Silver Airways, Iberia, Lufthansa, All Nippon Airways, Singapore Airlines, Eva Airways, Air China, Etihad Airways, Turkish Airlines, Air India, Azul Linhas Aéreas Brasileiras and GOL Linhas Aéreas Inteligentes, Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network. Star Alliance members include several of the world’s most recognized airlines, including Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meeting the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive, fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

As of June 30, 2021, and December 31, 2020, Avianca Holdings S.A. had a total fleet consisting of:

	June 30, 2021			December 31, 2020
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease (1)	Total
Airbus A-319	23	—	23	23	2	25
Airbus A-320	22	34	56	22	33	55
Airbus A-320 NEO	3	7	10	3	7	10
Airbus A-321	5	6	11	5	6	11
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	1	6	7	1	6	7
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F	3	—	3	3	—	3
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	1	1
ATR-72	11	—	11	11	—	11
Boeing 767F	2	—	2	2	—	2

	84	61	145	84	62	146

(1)

From January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part property and equipment, as well as the recognition of the related financial liabilities that represents the present value of the minimum payments of the lease.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(2)	Basis of preparation of the condensed consolidated interim financial statements

(a)	Statement of compliance

The condensed consolidated interim financial statements for the six months period ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 interim Financial Information, promulgated by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements as of and for the year ended December 31, 2020. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual.

The condensed consolidated interim financial statements of the group as of and for the six-month period ended June 30, 2021 were prepared and submitted by Management and authorized for issuing by Audit Committee (delegated by the Board of Directors) on August 11, 2021.

(b)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for, land and buildings (classified as administrative property), assets held for sale, derivative financial instruments and plan assets, which have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. The evolution of COVID-19 and the Chapter 11 proceedings generates uncertainty that could negatively affect the assumptions, for that reason the actual results may differ from these estimates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the condensed consolidated interim financial statements as of and for the year ended December 31, 2020. However, the current environment generates uncertainty and complexity in the estimates calculate.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements:

•

Our assessment of whether there are material uncertainties that may raise significant doubts about the Group’s ability to continue as a going concern. Our situation related to Chapter 11 creates material uncertainties that may raise significant doubts about our ability to continue as a going concern. See note 2 (e) and (f).

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 75 aircraft from the A319, A320, A321, A330, A330F, ATR72, and B787 families.

•

The Group has determined, based on the terms and conditions of the arrangements, that the Group controls these special purpose entities and therefore, that are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements in the next financial year:

•

The Group recognizes revenue from tickets that are expected to expire without having been used based on historical data and experience, and the impact of COVID-19 in the future trend of use of tickets by passengers. To define the expected expiration, with the support of an independent third-party specialist, the administration must make estimates of the historical experience, which is an indication of the future behavior of the clients, analyzed by type of rate. As indicated by the accumulated data, the administration evaluates the historical data once a year or more frequently according to experience and makes the necessary adjustments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized on unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deferred tax may be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income (See note 12 y 16). The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2020. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 12 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, it’s realized by transportation and loyalty cash generating units. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•

The cost of defined pension plans and other post–employment medical benefits, as well as the present value of the pension obligation are determined using actuarial valuations carried out by an independent third party actuarial specialist. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the rate of the bonds issued by the Colombian Government.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the program.

•

The Group estimated a provision for expected credit losses based on informed and reasonable information about past events, present conditions and reasonable and justifiable forecasts regarding future economic conditions, considering credit risk, classification and late payment.

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Voluntary reorganization process, Insolvency of Avianca Peru and Going Concern

Background

As a result of the adverse effects of COVID-19, which has resulted in a 90% decline in global passenger traffic and reducing industry revenues worldwide by $314 billion, according to the International Air Transport Association. Avianca’s scheduled passenger operations had been grounded since mid-March 2020, reducing its consolidated revenue and placing significant pressure on its cash reserves. In order to preserve and reorganize our businesses, Avianca Holdings S.A. and certain of its subsidiary companies filed, on May 10, 2020, and September 21, 2020, voluntary petitions under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing.

Chapter 11 process

The Chapter 11 process is a well-established legal process in the United States of America that is recognized by many other countries around the world. The process is a temporary one that, allows a company to reorganize and complete a financial and operational restructuring under the supervision of the U.S. federal court system, while continuing its operations under the oversight of its board of directors and management team. Many companies, including airlines, have used the Chapter 11 process to reorganize their financial obligations and emerge as stronger organizations. Avianca itself underwent a Chapter 11 process in 2003 that allowed it to position itself for expansion in Latin America.

Through the Chapter 11 reorganization process, Avianca intends to:

•

Protect and preserve operations so Avianca can continue to operate and serve customers with safe and reliable air travel, under the strictest biosafety protocols, as COVID-19 travel restrictions are gradually lifted.

•

Ensure connectivity and drive investment and tourism by continuing as Colombia’s flagship airline, serving over 50% of the domestic market in Colombia and providing essential nonstop service across South America, North America and European markets as well as continuing cargo operations, playing a key role in the economic recovery of Colombia and the Company’s other core markets following the COVID-19 pandemic.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•

Preserve jobs in Colombia and other markets where the Company operates, with Avianca directly responsible for more than 14,500 jobs throughout Latin America, including more than 10,000 in Colombia, and working with more than 3,000 vendors.

•

Restructure the Company’s balance sheet and obligations to mitigate the effects of the COVID-19 pandemic, this will lead to a reduction in demand in the coming years, requiring a reduction in existing capacity, as well as comprehensively address liabilities, leases, aircraft orders and other commitments.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute a business plan, as well as our continuation as a going concern, this will be subject to the risks and uncertainties associated with reorganization.

These risks include our ability to:

•	Maintain adequate cash on hand throughout the Chapter 11 process,

•	generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19,

•	consummate the plan of reorganization with respect to our Chapter 11 proceedings,

•	maintain relationships with our creditors, suppliers, service providers, customers, directors, officers, and employees,

•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions,

•	bear the high costs of reorganization proceedings and related fees.

Additionally, these risks include that:

•	The ability of third parties to seek and obtain court approval to terminate contracts and other agreements with us,

•	third parties that are outside the jurisdiction of the United States Bankruptcy Court to enforce their claims against the Debtors, either during the Chapter 11 cases or after their conclusion,

•

the bankruptcy court may (i) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan appoint a Chapter 11 manager, (ii) appoint a Chapter 11 trustee (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings or (iv) dismiss the Chapter 11 cases, and

•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

In connection with the Company’s reorganization proceedings pursuant to Chapter 11, the United States Trustee for Region Two appointed the following seven unsecured creditors as members of the Company’s Unsecured Creditors’ Committee (hereinafter the “Committee”): (i) La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles (Pension fund for the Colombian Association of Civil Aviators or CAXDAC); (ii) The Boeing Company; (iii) Puma Energy; (iv) SMBC Aviation Capital, Ltd. (v) KGAL Investment Management GmbH & Co KG; (vi) Delaware Trust Company; and (vii) the Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles or “ACDAC”).

To best position Avianca to successfully complete the Chapter 11 process, the Company’s Board of Directors has retained world-class advisors, including Seabury Securities LLC and FTI Consulting, which are serving as financial advisors to Avianca, as well as Milbank LLP, Smith, Gambrell & Russell, LLP, Gómez-Pinzón Abogados and Urdaneta, Vélez, Pearl & Abdallah Abogados, which are serving as legal counsel. The Company’s Board of Directors has also been advised by Willis Towers Watson, an independent compensation consultant, regarding the Company’s compensation programs.

As of June 30, 2021 the Group continues to advance its restructuring under Chapter 11, this includes the reorganization plan (the “Plan”) and the disclosure statement attached to the Plan (the “Statement”) that was filed to court on August 10, 2021, as well as its disclosure statement. In relation to this process, the company has identified more than 300 individual initiatives which will expect to reduce the airline’s passenger CASK ( defined as operating expenses divided by kilometers of available seats (“ASK”), the ASK corresponding, to the seating capacity of an aircraft multiplied by the number of kilometers the aircraft flies) majority of these initiatives have been identified and are in the implementation process.

In July 2021 Avianca Holdings received approval from the Bankruptcy Court of New York (the “Court”), of the letters of commitment (the “Letters of Commitment”) necessary to effect the financing of exit from Chapter 11 based on the current financing structure of Debtor in Possession (“DIP”), as well as the approval to assume, payment and classification of the obligations of the Company, by virtue of the Letters of Commitment, as administrative expenses with priority.

The Group, through a separate petition, will request the approval of the Court of an amendment to the current DIP documents, to include two new tranches of loans or notes, that will fully refinance its obligations under “Tranche A” of the DIP for US $ 1,400 million, and that will provide approximately US $ 220 million of additional liquidity and will be converted into long-term debt financing at the time Avianca emerges from Chapter 11, subject to the fulfillment of certain conditions.

On August 2021, the Group’s Board of Directors approved the filing of the reorganization plan (the “Plan”) and the disclosure statement attached to the Plan (the “Statement”) with the United States Bankruptcy Court for the Southern District. of New York (the “Court”). The Plan is the result of the negotiations that have been carried out with investors and other interest groups of the Company and regulates the recovery offered to creditors, while the Declaration describes the terms of the Plan and the corresponding approval process. The next step in this process is the holding of a hearing in which the Court will consider the approval of the Declaration, which is scheduled for September 14, 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Chapter 11 Process events

Request for protection process

The prepetition liabilities of the 41 companies under Chapter 11 as of June 30, 2021, and December 31, 2020, are the following:

	June 30, 2021	December 31, 2020
Debt	$4,205,559	$4,200,663
Accounts payable	234,932	261,126
Accrued expenses	6	22
Provisions for legal claims	10,110	18,107
Provisions for return conditions	155,143	160,839
Other liabilities	1	330

	$4,605,751	$4,641,087

As a result of the filing of voluntary petitions on May 10, 2020, under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, the (“NYSE”) announced on May 11, 2020, that, as is standard practice, the NYSE suspended trading in the Company’s American Deposit Shares (the “ADSs”), each of which represents eight preferred shares of the company. On May 27, 2020, the (“NYSE”) submitted to the Securities and Exchange Commission the intention to withdraw ADSs from Avianca Holdings from listing and registering on the (“NYSE”) at the opening of operations on June 8, 2020, in accordance with the provisions of Rule 12d2-2 (b) because, in the opinion of the (“NYSE”), ADSs are considered not adequate to continue to be listed and traded on the (“NYSE”). On June 1, 2020, the Securities and Exchange Commission confirmed that the Company’s ADSs were deregistered under Section 12 (b) of the Securities Exchange Act of 1934.

On May 22, 2020, the Colombian Stock Exchange (“BVC”) notified the Company that: (i) the Company’s preferred shares continue to be listed on the BVC, (ii) the Company’s preferred shares remain ineligible for repo transactions and are inadmissible as collateral for margin calls on other types of transactions, and (iii) as of May 11, 2020, no futures or options contracts may be entered into with respect to preferred shares of Avianca.

Motions filed on May 10, 2020 were progressively approved by the United States Bankruptcy Court for the Southern District of New York at hearings on May 12, 2020, June 11, 2020, and July 14, 2020 Collectively, the orders issued by the Court at the hearing will help ensure that Avianca continues normal business operations throughout the reorganization process.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Request for payments

The Court granted initial relief to make payments of $ 300 million. The foregoing allowed Grupo Avianca Holdings S.A. protect employees and suppliers while continuing to serve customers. Avianca received authorization to:

•

Pay certain employee wages, compensation and benefit obligations owed from before the filing date, as well as to continue paying wages and honoring employee benefit programs in the normal course of business during its Chapter 11 cases.

•

Maintain its network of customer programs throughout this process. Customers can continue to arrange travel and fly with Avianca in the same way they always have. Additionally, Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process; and,

•

Honor various obligations owed to certain of its travel agency partners, vendors and suppliers from before the filing date. The Company will also continue to pay vendors and suppliers, as well as travel agency partners, in the ordinary course for goods and services provided on or after May 10, 2020.

•	Pay accrued and ongoing prepetition taxes and fees, as well as insurance and surety bond obligations, as they come due in the ordinary course of business.

Rejection of certain contracts

As debtor in the Chapter 11 cases, Avianca has the ability to reject burdensome executory contracts and unexpired leases. Upon commencement of the Chapter 11 cases, Avianca sought to reject the leases of 12 aircraft, which was approved at the hearing of June 11, 2020. The rejected aircraft correspond to 2 A330, 2 A319, 2 A320, 2 A321 and 4 ATR-72. As of December 31, 2020, and as a result of these rejections, the obligations with the lenders and lessors were extinguished and Avianca also lost control over the related assets, which led to the disposal of the assets associated with these aircraft. Additionally, as of June 30, 2021, 2 A319 aircraft recognized as rights of use that corresponded to companies under the protection of Chapter 11 were rejected. (See note 12).

DIP Financing

On October 5, 2020, the U.S. Bankruptcy Court for the Southern District of New York approved Avianca Holdings S.A.’s debtor in possession (DIP) financing (the “DIP Order”) in an aggregate principal amount of up to $1,992,191 inclusive of outstanding debt that was refunded, refinanced and replaced (on a cashless basis), fees and discounts. The DIP financing consists of Tranche A loans and notes in an aggregate principal amount of up to $1,269,500 (corresponding to $881,000 of new money and the remaining $388,500 of roll-ups in respect of the New Bonds) and Tranche B notes in an aggregate principal amount of up to $722,918 (corresponding to $335,920 of new money and the

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

remaining $388,500 of roll-ups in respect of the secured convertible loan agreement entered into with United Airlines Inc., Kingsland International Group S.A. and certain other investors and the convertible securities purchase agreement entered into with Citadel in December 2019 and January 2020). Further, Tranche A is composed by a sub-tranche A-2, consisting of a backstop commitment provided by certain lenders in an aggregate principal amount of $240,000 to allow for the eventual participation of one or more governments in the DIP financing.

Each of Avianca Holdings S.A.’s subsidiaries that are currently under Chapter 11 guarantee, on a joint and several basis, all of Avianca Holdings S.A.’s obligations. On October 13, 2020, the DIP financing agreements became effective and the initial disbursements thereunder took place, disclosed in note 14 to the condensed consolidated interim financial statements. As of April 30, 2021, the Group received the last disbursement of DIP financing.

As set forth in the DIP Order and the applicable agreements, the DIP financing agreements are collateralized by all of the assets and properties (whether tangible, intangible, real, personal or mixed) of Avianca Holdings S.A. and the guarantors (including pledges on Avianca Holdings S.A.’s equity in LifeMiles and its material subsidiaries such as those that conduct cargo operations, pledges on certain of the obligors’ intellectual property and control agreements in respect of certain of Avianca Holdings S.A.’s and its subsidiaries’ bank accounts).

The Group expects to emerge from the Chapter 11 process at the end of fiscal year 2021. As part of this process, the Group plans to obtain exit financing for US $ 1.6 billion (corresponding to debt) to refinance US $ 1.4 billion of obligations related to Tranche A of the DIP financing, in addition to providing US $220 million in incremental liquidity to meet its objective of having US $ 1 billion of liquidity at the time of the exit of Chapter 11. Prior to the start of a competitive process to determine the most attractive capital availability. The Group is working on negotiating the final terms and conditions related to its option to capitalize the obligations of the DIP financing of Tranche B, for an amount of US $ 902 million.

Claims processing

On November 16, 2020, the United States Bankruptcy Court for the Southern District of New York granted the motion for a Claims Date (Bar Date) establishing January 20, 2021 (“The general deadline”) as the general deadline for each entity (including individuals, partnerships, joint venture agreement, trusts and government units) file proofs of claim against the Debtors. Government units had until February 5, 2021 (the “Deadline for Government Units”), to present evidence of claim.

Entities that have a claim against any of the Debtors arising from the rejection of successive performance contracts and leases in force, must present evidence of claim no later than (i) on the General Deadline Date, or (ii) the last of the date that is (a) thirty days after the date of entry of an order from the Bankruptcy Court authorizing the rejection of said contract or lease, or (b) the applicable rejection date (the “Deadline for Rejection Claims”).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

In accordance with the Bar Date Order, if any of the Debtors modifies or complements its Annexes, the affected claimant must present its evidence of claim or rectify its evidence of claim already presented with respect to such modification of its Claim Prior to the Request in the Annex, no later than (a) on the General Deadline Date, or (b) within thirty days following the date on which the affected claimant is notified about the modification of the Annex, whichever is later “Deadline for Annexes Modified ”).

There is no certainty in relation to the value that can be assigned to the debts pre-petition of the Debtors.

Under Section 365 and other relevant sections of the Bankruptcy Code, the Debtors may assume, assign and or reject executory contracts and unexpired leases, including, without limitation, agreements relating to aircraft and aircraft engines (collectively, Aircraft Property) and leases of real property, subject to the approval of the Bankruptcy Court and certain other conditions.

In general, rejection of an executory contract or unexpired lease is treated as a prepetition breach of such contract or lease and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such contract or lease. The contract counterparty or lessor, for its part, may assert a prepetition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing defaults under such executory contract or unexpired lease.

As of December 31, 2020, the Debtors had rejected twelve Aircraft leases relating to four ATR 42, four Airbus A320, two Airbus A321 and two Airbus A330, which have been returned to the respective lessor. The Debtors expect that liabilities subject to compromise and resolution in the Chapter 11 Cases will arise in the future as a result of damage claims resulting from the Debtors’ rejection of various executory contracts and unexpired leases. Due to the uncertain nature of many of the potential rejection claims, the magnitude of such claims is not reasonably estimable at this time. Such claims may be material. As of June 30, 2021, the rejection of two A319 aircraft related to the reorganization process under Chapter 11. The Group has recorded in the financial statements the amounts for claims for which there was sufficient and reasonable information to estimate this claim.

(f)	Going Concern

As a result of the adverse effects of COVID-19 and related effects on the economy and flight traffic, the Group recognized a net loss after tax of $653,445 as of June 30, 2021 ($1,094,135 as of December 31, 2020), that originated an equity deficit of $1,900,598; and the consolidated statement of financial position reflected an excess of current liabilities over current assets as of June 30, 2021 of $5~~,~~489,294 ($4,843,757 as of December 31, 2020) and excluding air traffic liability and loyalty program deferred revenue of $4,907,886 ($4,282,560 as of December 31, 2020).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Management’s plans, under the Chapter 11 situation, include the following actions:

•	Cost savings and liquidity preservation measures, including temporary deferral of non-essential expenses and capital expenditures.

•

Legal and financial advice for the development and implementation of the reorganization plan under Chapter 11 laws and the appropriate decision-making under the current conditions, which includes rejection of contracts and flexibility of lease contracts to limit the consumption of cash in the restructuring period of the Group,

•	Contract renegotiation with suppliers and lessors.

•	Fleet simplification, in line with the protection granted under Chapter 11.

•	Launching commercial strategies to re activate demand for Air services.

The gradual reactivation of the passenger operation, in conjunction with the disbursements received from the DIP financing, have enabled the company to continue to implement its restructuring plan, focused on successfully emerging from Chapter 11 as a viable entity. However, the operations and the ability to develop and execute the business plan, renegotiate the liabilities at sustainable levels, as well as the continuation as a going concern, will be subject to the risks and uncertainties associated with the reorganization process under Chapter 11. Such risk implies a significant doubt about our ability to continue as a going concern and, therefore, the Group may not be able to realize its assets and settle the liabilities in the normal course of business.

These condensed consolidated interim financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts or classification of reported assets, liabilities, and expenses, that would otherwise be necessary if the going concern assumption was not appropriate.

(3)	New standards, interpretations and amendments adopted by the Group

3.1	Amendments to IFRSs that are mandatorily effective for the current year

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier applications is permitted. The Group has not early adopted any of the forthcoming new or amendments standards in preparing these condensed consolidated interim financial statements.

3.2	Standards issued but not yet effective

The Group has not applied the following IFRS issued and revised, which have not yet effective:

The following modifications are effective for the period beginning January 1, 2022 and 2023:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Reference to the Conceptual Framework (amendments to IFRS 3)

•

Modifications are made to the references to align them with the conceptual framework issued by the IASB in 2018 and incorporated into our legislation, in that sense the identifiable assets acquired and the liabilities assumed in a business combination, on the transaction date, will correspond to those that meet the definition of assets and liabilities described in the conceptual framework.

This amendment is effective as of January 1, 2022.

Property, Plant and Equipment: Products Obtained Before Intended Use (amendments to IAS 16)

The amendment prohibits a company from deducting from property, plant, and equipment costs the amounts received from sales of produced items while the company prepares the asset for its intended use. Instead, a company will recognize such sales income and related costs in profit or loss.

This amendment is effective as of January 1, 2022.

Onerous Contracts — Cost of Fulfillment of a Contract (amendments to IAS 37)

•

It is clarified that the cost of fulfilling a contract includes the costs directly related to the contract (the costs of direct labor and materials, and the allocation of costs directly related to the contract). The amendment specifies what costs a company must include when evaluating whether a contract will generate losses.

This amendment is effective as of January 1, 2022.

Annual Improvements to IFRS Standards 2018–2020

•

Modification to IFRS 1. Subsidiary that adopts IFRS for the first time. Paragraph D13A of IFRS 1 is added, incorporating an exemption on subsidiaries that adopt the IFRS for the first time and take as balances in the opening statement of financial position the carrying amounts included in the financial statements of the parent (literal a of the paragraph D16 of IFRS 1) so that it may measure the accumulated exchange differences for conversion by the carrying amount of said item in the consolidated financial statements of the parent (also applies to associates and joint ventures).

•

Amendment to IFRS 9. Fees in the “10% test” regarding the derecognition of financial liabilities. A text is added to paragraph B3.3.6 and B3.3.6A is added, it is special to clarify the recognition of the commissions paid (to the result if it is a cancellation of the liability, or as a lower value of the liability if it is not as a cancellation).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•

Amendment to IAS 41. Taxes in fair value measurements. The phrase “nor tax flows” is eliminated from paragraph 22 of IAS 41, the reason for the above is because “before Annual Improvements to IFRS Standards 2018-2020, IAS 41 had required an entity to use the flows of cash before taxes when measuring fair value but did not require the use of a discount rate before taxes to discount those cash flows”. In this way, the requirements of IAS 41 are aligned with those of IFRS 13.

•

Extension of the Temporary Exemption from the Application of IFRS 9 Paragraphs 20A, 20J and 20O of IFRS 4 are amended to allow the temporary exemption that allows, but does not require, the insurer to apply IAS 39.

•

Financial Instruments: Recognition and Measurement instead of IFRS 9 for annual periods beginning before January 1, 2023 (because from that date there is a new international requirement contained in IFRS 17).

This amendment is effective as of January 1, 2022.

IFRS 17 Insurance contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures. Early application is allowed, as long as the entity also applies IFRS 9 and IFRS 15 during or before the date on which IFRS 17 is first applied. It establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. This standard is not applicable to the Group.

Definition of an accounting estimate (amendments to IAS 8)

•	The amendments introduce a new definition of accounting estimates: clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty.

•

The amendments also clarify the relation between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective established for an accounting policy.

This amendment is effective as of January 1, 2023

Disclosure of accounting policies—amendments to IFRS 1, IFRS 9, illustrative examples accompanying IFRS 16 and IAS 41

•

The Board recently issued amendments to IAS 1 Presentation of Financial Statements and an update to IFRS Statement of Practice 2 Making Materiality Judgments to help companies provide useful information on accounting policies

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•

Information on accounting policies is material if, when considered in conjunction with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

This amendment is effective as of January 1, 2023

Deferred taxes related to assets and liabilities arising from a single transaction (Amendments to IAS 12, Income Tax)

•	This amendment clarifies how companies account for deferred taxes on transactions such as leases and decommissioning obligations, with a focus on reducing practical diversity.

•	Companies must recognize a deferred tax asset and a deferred tax liability for temporary differences that arise in the initial recognition of a lease and a provision for decommissioning.

This amendment is effective as of January 1, 2023

Classifications of Liabilities as Current or Non-Current (amendments to IAS 1)

•

Modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when “it does not have the right at the end of the reporting period to defer the settlement of the liability for at least the following twelve months. at the date of the reporting period”.

•

Clarifies in the added paragraph 72A that “the right of an entity to defer the settlement of a liability for at least twelve months after the reporting period must be substantial and, as paragraphs 73 to 75 illustrate, must exist at the end of the reporting period”.

The Board tentatively decided to amend IAS 1 and defer the effective date of the 2020 amendments to no earlier than January 1, 2024. A draft is expected for public discussion in the fourth quarter of 2021.

(4)	Segment Information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•	Loyalty: Corresponds to the loyalty program, for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group´s consolidated financial statements.

The Group’s operational information by reportable segment for the six months ended June 30, 2021 are as follows:

	For the six months ended June 30, 2021
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue (2)
External customers	$715,523	$92,486	$—	$808,009
Inter-segment	10,998	1,114	(12,112)	—

Total operating revenue	$726,521	$93,600	$(12,112)	$808,009
Operating expenses	869,357	63,328	(12,112)	920,573
Depreciation and amortization	241,308	5,984	(5,521)	241,771

Operating (loss) profit	(384,144)	24,288	5,521	(354,335)

Interest expense	(290,792)	(13,834)	—	(304,626)
Interest income	(497)	527	—	30
Derivative instruments	(1)	1	—	—
Foreign exchange	24,932	43	—	24,975
Equity method	368	—	—	368
Income tax expense	(19,840)	(17)	—	(19,857)

Net (loss) profit for the period	$(669,974)	$11,008	$5,521	$(653,445)

Total Assets – June 30, 2021	$6,587,973	$227,266	$(121,550)	$6,693,689

Total Liabilities – June 30, 2021	$7,742,705	$878,987	$(27,405)	$8,594,287

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the six months ended June 30, 2020 are as follows:

	For the six months ended June 30, 2020
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$1,112,479	$67,818	$—	$1,180,297
Inter-segment	31,129	567	(31,696)	—

Total operating revenue	$1,143,608	$68,385	$(31,696)	$1,180,297
Operating expenses	1,040,314	43,537	(31,753)	1,052,098
Depreciation, amortization	273,978	6,001	(5,009)	274,970

Operating (loss) profit	(170,684)	18,847	5,066	(146,771)

Interest expense	(176,577)	(15,839)	—	(192,416)
Interest income	1,795	870	—	2,665
Derivative instruments	(406)	—	—	(406)
Foreign exchange	5,860	(311)	—	5,549
Equity method	344	—	—	344
Income tax expense	(21,683)	18	—	(21,665)

Net (loss) profit for the period	$(361,351)	$3,585	$5,066	$(352,700)

Total assets at June 30, 2020	$6,468,707	$227,760	$(123,314)	$6,573,153

Total liabilities at June 30, 2020	$6,142,166	$859,961	$(73,591)	$6,928,536

(1)	Loyalty revenue for redeemed miles is found in the entry of passengers revenue.
(2)

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Ltd., and exclude assets, liabilities, income and expenses of the loyalty program recognized in the Avianca Holdings Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the six months ended June 30, 2021 and 2020 are as follows:

	For the six months ended June 30,		For the three months between April 1 and June 30,
	2021	2020	2021	2020
United States of America	$147,638	$174,334	$79,754	$37,421
Central America and the Caribbean	200,920	141,822	145,177	6,661
Colombia	371,273	466,346	189,531	46,697
South America (excluding Colombia)	79,934	215,462	18,571	56,423
Other	8,244	182.333	3,543	89,175

Total operating revenue	$808,009	$1,180,297	$436,576	$236,377

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the geographic areas presented there are no individually significant countries.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(5)	Seasonality

As a consequence of the COVID-19 pandemic, the governments of Colombia and other countries in which we operate, have temporarily suspended international and some national passenger operations, as a result of these measures, this generated a decrease in passenger revenue compared to previous periods.

Normally, the results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). However, fluctuations in high holiday now demand will be affected by the gradual recovery of passenger confidence in the wake of the pandemic.

(6)	Foreign exchange

For the six months period ended June 30, 2021, the Group recognized a net gain of $24,975, Compared to June 2020, the Group presents a net variation of $ 19,426, mainly generated by the increase in the monetary liability position associated with the increase in accounts payable in Colombian pesos and Brazilian reals, Additionally, there was a decrease in the exchange rate in Colombian pesos of 0.1% and in Brazilian reals 8.8% compared to the previous period.

(7)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of June 30, 2021. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by CAXDAC. Plan assets are not available to the creditors of the Group, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The indexed discount rate by Colombian Government bonds was 8.12% and 6.00% as of June 30, 2021, and December 31, 2020, respectively. As of June 30, 2021, there was a decrease in the actuarial valuation of the pension liability plans due to the increase in the discount rate generating a profit in other comprehensive income for the 6-month period of US$56,474.

(8)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash as of June 30, 2021, December 31, 2020, and June 30, 2020, are as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Cash on hand and bank deposits	$950,155	$881,617	$292,796
Demand and term deposits (1)	35,381	29,522	4,916

Cash and cash equivalents	985,536	911,139	297,712
Restricted cash (2)	24,237	24,299	23,526

Cash, cash equivalents and restricted cash	$1,009,773	$935,438	$321,238

(1)

As of June 30, 2021, and December 31, 2020, within the cash equivalents, there are demand and term deposits that amounted to $35,381 and $29,522, respectively. The use of term deposits depends on the cash requirements of the Group. As of June 30, 2021, term deposits accrue annual interest rates between 0.06% and 1.53% in Colombian pesos and between 0.17% and 5.38% in dollars. As of December 31, 2020, term deposits accrue annual interest rates between 0.62% and 3.91% in Colombian pesos and between 3.54% and 5.38% in dollars.

(2)

As of June 30, 2021, the total restricted cash will hedge events or claims against the Group. These resources have not risk of change in value on the time and are not available for general use within the Group.

(9) Trade and other receivables, net of expected credit losses

Trade and other receivables, net of expected credit losses as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Trade	$154,523	$130,009
Employee advances	4,664	3,835
Other (1)	58,426	145,315

	$217,613	$279,159
Less provision for expected credit losses	(47,190)	(46,324)

Total	$170,423	$232,835

Net current	$167,121	$229,917
Net non-current	3,302	2,918

Total	$170,423	$232,835

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Trade receivables are non-interest bearing.

(1)

As of June 30, 2021, corresponds mainly to accounts receivable from Chelsea Securities, S.A. for $34,980, account receivable with Rolls Royce for $11,423 related to contractual rights acquired in connection with failures in Tren 1000 engines.

The decrease in the account receivable corresponds to the negotiation conditions of the USAVFLOW contract for $ 102,817 (debt amortization for $ 37,328 and transfer to banks for $ 65,489).

As of December 31, 2020, corresponds mainly to accounts receivables to Chelsea Securities, S.A for $34,980, USAV Flow for $59,295, miles trust contract for $15,405, Rolls Royce for $11,423.

Changes during the year in the provision for expected credit losses for as follows:

	June 30, 2021	December 31, 2020
Balance at beginning of year	$46,324	$42,001
Provision bad debt expense	2,008	12,069
Write-off against the allowance	(1,142)	(7,746)

Total	$47,190	$46,324

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of transactions and balances of related parties for the six months period ended as of June 30, 2021, December 31, 2020, and June 30, 2020:

Company	Country	June 30, 2021				December 31, 2020		June 30, 2020
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
OceanAir Linhas Aéreas, S.A.	Brazil	$—	$1,583	$—	$—	$—	$1,994	$124	$127
Opera Transporte y Logistica Integral S.A.S.	Colombia	—	162	—	1,931	—	443	—	1,497
Empresariales S.A.S.	Colombia	—	209	—	707	—	279	—	811
Global Operadora Hotelera S.A.S	Colombia	2	2	1	—	3	4	2	95
Others		172	28	—	—	154	62	—	14

Subtotal		$174	$1,984	$1	$2,638	$157	$2,782	$126	$2,544

		Receivables	Payables			Receivables	Payables
Short-term		$174	$1,984			$157	$2,782

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The following is a description of the nature of the services provided by and for related parties. These transactions include:

Related party	Nature of Services
Hotelería Internacional S.A. Global Operadora Hotelera S.A.S Corporación Hotelera Internacional, S.A.	Accommodation services for crews and employees of the Companies.
Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization

On July 14, 2020, OceanAir was declared bankrupt.

All contracts to date are not in force given the current situation of OceanAir and are not being executed, therefore, Avianca sent OceanAir a notification of termination of the contracts, so there are no more commercial relationships between the companies.

Opera Transporte y logística Integral SAS, before Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments

Key management personnel compensation expense

During the six months period ended June 30, 2021 and 2020 the short-term employee benefits for key management personnel are $11,909 and $12,321, respectively. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

Following the detail for short-term employee benefits:

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Salaries	$7,987	$2,489
Bonuses	1,370	7,452
Social benefits	2,349	2,194
Loans	105	186
Compensation	98	—

Total	$11,909	$12,321

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(11)	Short term investments, deposits, and other assets

Short term investments, deposits, and other assets as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Short term investments (1)	$42,176	$42,919

Total	$42,176	$42,919

Deposits and other assets—short term:
Deposits with lessors (2)	$22,201	$19,944
Guarantee deposits (3)	9,157	6,509
Others (4)	7,734	11,091

Subtotal	39,092	37,544
Deposits and other assets—long term:
Deposits with lessors (2)	$43,933	$41,098
Long term investments	1,707	1,339
Guarantee deposits (3)	12,573	12,262
Others (4)	861	848

Subtotal	59,074	55,547

Total	$98,166	$93,091

(1)

The short-term classification corresponds to funds invested for terms of less than one year; excess cash in treasury is invested in accordance with the Group’s investment policy otherwise they are classified as long term.

(2)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated based on a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	Corresponds mainly to other security deposits, national tax refund titles and deferred charges.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(12)	Property and equipment, net

The main additions and disposals correspond to:

•

Flight equipment: The main additions during the six months ended June 30, 2021, correspond to the acquisition of one A320 for $ 22,023, densification project and others for $8,669, additionally a remeasurement of contract corresponding to one A320 aircraft for ($ 1,832). As of June 30, 2020, the main additions correspond to a purchase and leaseback transaction of nine Airbus A320 aircraft for a value of $ 197,707 (recognized as rights of use) with Avalon Aerospace Leasing Limited.

As of June 30, 2021, the rejection for lease contracts of two A319 aircraft is recognized for $ 16,837 ($ 8,204 net of depreciation) related to the reorganization process under Chapter 11, for two A319 aircraft, additionally $1,726 corresponding to a lower value in the contract of one B787 aircraft.

The transfers of assets held for sale to property and equipment as of June 30, 2020, correspond to reclassification of 2 A319, 3 A320, 2 A330, 1 A330F and 4 A321 for a total amount of $ 352,867. As the “highly probable sale” condition was not fulfilled, derived from the current situation of the airline industry caused by COVID-19. The carrying amount that was recognized as property and equipment correspond to recoverable amount.

The main rejection as of June 30, 2020, correspond to the following rejections of aircraft leasing contracts, 2 A319, 2 A320, 2 A321, 2 A330, and 4 ATR-72 for $ 221,866 (net of depreciation of aircraft equipment and maintenance), related to the reorganization process under Chapter 11. This motion was approved by the court on June 11, 2020.

•

Capitalized maintenance: Additions reported for the six months ended June 30, 2021, and 2020 correspond to major fuselage, repairs for $ 4,649 and $ 6,212 and major engine repairs for $ 3,193 and $ 43,723, respectively.

Disposals reported for the six months ended June 30, 2021, corresponding to the rejection of lease contracts for A319 aircraft for $ 28,705 ($ 19,224 net of depreciation) and $ 19,816 for fully depreciated major repairs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•

Reimbursement of predelivery payments: From 2020, the Group suspended the capitalization of interest on PDPs, mainly due to the cessation of advance payments to aircraft manufacturers, for the periods 2021 and 2020.

During the six months ended June 30, 2021, the Group did not present movements for PDPs related to negotiations, however for the same period of 2020 it carried out a renegotiation of the aircraft purchase contracts with Boeing for a value of $ 58,548 of which $ 50,000 were received in cash, $ 4,329 were retained for future orders and $ 4,219 that were crossed with future PDP payments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of June 30, 2021 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2020	$5,252,110	$546,787	$157,689	$111,982	$142,654	$288,394	$6,499,616
Additions	30,692	7,842	6,767	—	226	3,660	49,187
Disposals	(21,430)	(48,521)	(6,263)	—	(176)	(2,273)	(78,663)
Transfers	542	1,077	1,135	—	—	(2,754)	—
Modification of leases	(1,832)	—	—	—	—	—	(1,832)
Revaluation	—	—	—	—	73	—	73

June 30, 2021	$5,260,082	$507,185	$159,328	$111,982	$142,777	$287,027	$6,468,381

Accumulated depreciation:
December 31, 2020	$1,263,644	$202,352	$47,113	$—	$31,723	$143,240	$1,688,072
Additions	167,023	37,985	3,968	—	921	11,175	221,072
Disposals	(10,861)	(29,296)	(1,031)	—	—	(5,799)	(46,987)

June 30, 2021	$1,419,806	$211,041	$50,050	$—	$32,644	$148,616	$1,862,157

Net:
December 31, 2020	$3,988,466	$344,435	$110,576	$111,982	$110,931	$145,154	$4,811,544

June 30, 2021	$3,840,276	$296,144	$109,278	$111,982	$110,133	$138,411	$4,606,224

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of June 30, 2020 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232
Additions	204,652	49,935	4,026	10,118	—	2,182	270,913
Disposals	(229,929)	(111,523)	(16,565)	(58,574)	—	(9,199)	(425,790)
Transfers	5,092	(1,264)	(3,828)	—	—	—	—
Reclassification assets held for sale	352,867	—	—	—	—	—	352,867

June 30, 2020	$5,265,738	$530,942	$156,951	$132,871	$138,599	$312,121	$6,537,222

Accumulated depreciation:
December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915
Additions	181,105	50,442	4,371	—	767	13,591	250,276
Disposals	(25,739)	(102,941)	(10,101)	—	—	(4,418)	(143,199)
Transfers	1,994	(1,264)	(730)	—	—	—	—

June 30, 2020	$1,102,580	$172,210	$40,817	$—	$28,254	$149,131	$1,492,992

Net:
December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

June 30, 2020	$4,163,158	$358,732	$116,134	$132,871	$110,345	$162,990	$5,044,230

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(13)	Intangible assets and goodwill, net

Intangible assets and goodwill, net of amortization as of June 30, 2021 and December 31, 2020 are follows:

	June 30, 2021	December 31, 2020
Routes	$28,605	$29,707
Trademarks	3,938	3,938
Software and webpages	135,743	147,247

Subtotal	168,286	180,892
Goodwill	308,033	308,033

Total Intangible Assets	$476,319	$488,925

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of June 30, 2021 and December 31, 2020:

	Goodwill	Routes	Trade-Marks	Software & Webpages	Others	Total
Cost:
December 31, 2020	$311,180	$52,481	$3,938	$315,719	$27,521	$710,839

Additions (1)	—	—	—	8,093	—	8,093

June 30, 2021	$311,180	$52,481	$3,938	$323,812	$27,521	$718,932

Accumulated Amortization:
December 31, 2020	$3,147	$22,774	$—	$168,472	$27,521	$221,914

Amortization for the period	—	1,102	—	19,597	—	20,699

June 30, 2021	$3,147	$23,876	$—	$188,069	$27,521	$242,613

Carrying Amounts:

December 31, 2020	$308,033	$29,707	$3,938	$147,247	$—	$488,925

June 30, 2021	$308,033	$28,605	$3,938	$135,743	$—	$476,319

(1)	Correspond mainly to Software licenses.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of June 30, 2020 and December 31, 2019:

	Goodwill	Routes	Trade-Marks	Software & Webpages	Others	Total
Cost:
December 31, 2019	$311,180	$52,481	$3,938	$282,126	$27,521	$677,246

Additions (1)	—	—	—	29,904	—	29,904

June 30, 2020	$311,180	$52,481	$3,938	$312,030	$27,521	$707,150

Accumulated Amortization and Impairment Losses:
December 31, 2019	$3,147	$20,570	$—	$123,436	$24,586	$171,739

Amortization for the period	—	1,102	—	20,657	2,935	24,694

June 30, 2020	$3,147	$21,672	$—	$144,093	$27,521	$196,433

Carrying Amounts:

December 31, 2019	$308,033	$31,911	$3,938	$158,690	$2,935	$505,507

June 30, 2020	$308,033	$30,809	$3,938	$167,937	$—	$510,717

(1)	The main acquisitions of intangibles correspond to the SAP project for $19,571.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(13.1) Goodwill and intangible assets with indefinite useful life

For the purpose of verifying the impairment of goodwill acquired through combinations of business and other intangibles with indefinite useful life, acquired before 2020, have been assigned to the air transport segment, since the Group considers that according to the operational and financial synergies between the different companies of the Group, this is the most appropriate and least arbitrary to measure the recoverable amount. In line with operative model of the Group.

The carrying amount of the goodwill and intangible assets with indefinite useful life allocated to the air transport segment is as follows:

	June 30, 2021	December 31, 2020
Goodwill	$308,033	$308,033
Routes	23,463	23,463
Trademarks	3,938	3,938

The group performed its annual impairment test in the fourth quarter of 2020 consistently with previous years. As of June 30, 2021, and December 31, 2020, the Group did not identify potential impairment of goodwill or intangible assets, nor on equipment properties.

Basis for calculating recoverable amount

The recoverable amounts of CGU’s have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model, Cash flow projections are based on the Business plan approved by the Board covering a five-year period that have been impacted by the decrease in demand and the restrictions imposed by various governments in the region and the corresponding adjustment of capacity offered.

Cash flows extrapolated beyond the five-year period are projected to increase based on long-term growth rates, Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Under the Board of directors approved business plan in the fourth quarter of 2020 and knows the impacts generated by COVID-19, moreover the business plan was approved in the DIP reorganization process. The cash flows that have been used in the value-in-use calculations of business plans reflect the estimated negative impact of COVID-19 and the travel restrictions imposed on governments, based on the information that was known at the time and that is being put into practice by the Directorate under the existing conditions.

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections, all costs are affected by inflation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The main assumptions used in the calculations of the value in use are as follows:

	June 30, 2021	December 31, 2021
Carrying amount of goodwill, routes and trademarks with indefinite life	$335,434	$335,434
Compound revenue growth (CAGR) during the planning period	24.34%	9.43%
Compound operating expense (CAGR) during the planning period	12.40%	4.64%
Compound Capital Expenditure rise (CAGR) During the Planning Period	4.77% to 12.01%	1.24% to 3.86%
Duration of planning period	5 years	5 years
Revenue growth p.a. after planning period	2.9%	3.7%
Operating Income after planning period	12.2%	11.5%
Capital expenditures after planning period	11.92%	2.43%
Business Enterprise Value	4,503,611	5,724,540
Discount rate	12.41%	9.34% to 14.11%

The calculation of the recoverable amount and the assumptions used as of June 30, 2021 contain the new business model adopted by the group and the update of the company’s operating estimates as of the year 2021, which mainly includes the final configuration of the short- and medium-range fleet that will end in the second half of 2022, maintaining a differentiated seat offer and delivering up to 20% more capacity on each aircraft due to the addition of additional seats.

As of June 30, 2021, the carrying amount of the Air Transport UGE, including intangible assets with an indefinite life, amounts to $ 3,016,004.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(14)	Debt

Loans and borrowings, measured at amortized cost, as of June 30, 2021, and December 31, 2020, are summarized as follows:

	June 30, 2021	December 31, 2020
Current:
Short–term borrowings and current portion of long–term debt	$4,673,650	$4,235,197
Current portion-bonds	371,606	352,011
Short-term aircraft rentals - right of use	603,907	414,410
Short-term other rentals - right of use	11,353	9,476

	$5,660,516	$5,011,094

Noncurrent:
Long–term debt	$339,764	$292,503
Long-term aircraft rentals – right of use	713,725	929,789
Long-term other rentals – right of use	32,215	47,870

	$1,085,704	$1,270,162

As of June 30, 2021, and December 31, 2020, the debt is classified as follows:

	June 30, 2021	December 31, 2020
Guaranteed	$4,007,443	$4,026,496
Not Guaranteed	198,116	174,167

Subtotal	$4,205,559	$4,200,663

Debt in Chapter 11	$4,205,559	$4,200,663
Loans	370,347	397,630
(Debtor in Possession) DIP	2,170,314	1,682,963

Total	$6,746,220	$6,281,256

Under the reorganization project of Chapter 11, 2 aircraft were rejected in the first quarter of 2021, for $11,369. As of June 30, 2021, the total debt of the companies that filed for protection under Chapter 11 is $4,205,559.

Non-compliance debt

As of December 31, 2020, we have reclassified long-term debt to short-term debt for $2,073,197 as a result of default on the loan conditions, derived from non-payment decisions originated by the measures taken to preserve the Group’s cash as consequence of COVID-19 (See note 2e). On March 20, 2020, we unilaterally suspended debt amortization payments for $210 million.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Aircraft rental accumulated payments under operating lease were suspended for $237 million (As of December 31, 2020, for $157 million). The long-term portion related to these leases is not reclassified to the short-term, as its accelerated payment is not required.

Terms and conditions of the Group’s outstanding obligations for the periods ended June 30, 2021, and December 31, 2020, are as follows:

		June 30, 2021
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2021	4.89%	$146,508	$138,134
Long–term debt	2029	7.54%	4,983,725	4,875,280
Bonds	2023	8.88%	550,000	371,606
Aircraft rentals	2031	4.92%	1,246,770	1,317,632
Other rentals	2038	7.33%	51,917	43,568

Total			$6,978,920	$6,746,220

		December 31, 2020
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2022	6.00%	$108,257	$99,857
Long–term debt	2029	6.91%	4,975,853	4,427,843
Bonds	2023	8.88%	550,000	352,011
Aircraft rentals	2031	4.92%	1,266,489	1,344,199
Other rentals	2037	7.16%	87,405	57,346

Total			$6,988,004	$6,281,256

Below the detail of the debt balance by type of loan:

	June 30, 2021	December 31, 2020
Aircraft	$1,846,480	$1,883,281
Corporate	3,166,934	2,644,419
Bonds	371,606	352,011
Right of use IFRS 16	1,361,200	1,401,545

	$6,746,220	$6,281,256

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The main additions for the six months ended as of June 30, 2021, and December 31, 2020, corresponds to:

•

During 2021, the Group obtained new debt by $349,509 under DIP Structure composed of new disbursements and accrued interests capitalized and $5,000 for credit card for general working capital purposes.

•	During the second quarter of 2021, the Group acquired an operating aircraft Airbus A320 for $22,023.

•	As of June 30, 2020, the Group recognized rights of use debt for $191,819 for nine Airbus A320.

•

During 2020, the Group obtained new debt by $1,088,371 under DIP Structure composed of new disbursements and accrued interests capitalized. Additionally, the Company made roll-up to Stakeholders Loans by $386,998 and Senior Notes 2023 by $219,600 under the same DIP Structure.

Loans for general purposes working capital of:

•

During 2020, the Group obtained $77,917 for working capital purposes. It includes a loan with Citadel for $51,000 through their administrative agent UMB Bank N.A., at a rate 9% for a term of 1 year, and a loan acquired by LifeMiles for $20,000 at a rate Libor + 4,5% a term of 2 years.

•

As of December 31, 2020, the obligations that had been contracted with United Airlines, Inc and Kingsland International Group, S.A. or its affiliates were incorporated into financing under the Debtor in Possession (“DIP”) structure, as part of Avianca Holdings’ debt restructuring.

Senior bonds

As part of the Avianca Holdings debt reprofiling program, on December 31, 2019, the automatic and mandatory exchange of $ 484,418 of the aggregate principal amount of the Guaranteed Senior Bonds issued and in circulation with a 8.375% coupon with maturity in 2020 for an Amount of nominal equivalent Senior Guaranteed, with a coupon of 9.00% and maturity in 2023 (the “New Bonds”), The non-exchanged bonds (“Existing Bonds”) amount to an amount of $65,632 that have the same conditions of the initial issuance and maturity in May 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

As of June 30, 2021, and December 31, 2020, the Senior Notes outstanding, and the corresponding balances are as follows:

•	Initial issue – existing bonds

			Balance as of
	Original	Total placed in	June 30,	December 31,
Issuing entities	currency	original currency	2021	2020
Avianca Holdings S.A., Avianca Leasing LLC and Grupo Taca Holdings Limited	USD	550,000	$73,819	$71,073

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$ 65,581 aggregate capital amount of 8.375% Senior Bonds payable in 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013, Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date (a):	The Senior Notes matured on May 10, 2020.

(a)

Due to the COVID-19 pandemic and the adverse effects caused, was not possible the Senior Bonds pay with an expiration date of May 10, 2020, Therefore, and in accordance with the indicated in note 2(e) this measure was taken with the objective of preserving the Group’s cash.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

•	New bonds

Issuing entities			Balance as of
	Original	Total placed in	June 30,	December 31,
	currency	original currency	2021	2020
Avianca Holdings S.A.	USD	484,419	$297,787	$280,938

Issuers:	Avianca Holdings S.A.

Guarantors:	Avianca Costa Rica, S.A, Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A, unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$484,419 aggregate capital amount of 9.00% Senior Bonds payable in 2023.

Initial Issue Date:	December 31, 2019.

Issue Amount:	$484,419

Interest:	The Senior Notes will bear interest at a fixed rate of 9.00% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, Interest will accrue from May 10, 2020. The interest are accumulated from December 31, 2019.

Transaction costs	The transaction costs associated with this new bond issue were $18,807, which are presented as a lower value of the initial carry amounts.

Maturity Date:	The Senior Notes will mature on May 10, 2023

Future payments on long–term debt

The following future payments including interests on long–term debt for the periods ended June 30, 2021, and December 31, 2020.

The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Aircraft and corporate debt

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2021	$4,673,650	$339,764	$—	$—	$—	$5,013,414

December 31, 2020	$4,304,761	$305,443	$—	$—	$—	$4,610,204

Bonds

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2021	$371,606	$—	$—	$—	$—	$371,606

December 31, 2020	$352,011	$—	$—	$—	$—	$352,011

Aircraft rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2021	$599,824	$127,162	$232,188	$200,654	$459,937	$1,619,765

December 31, 2020	$471,635	$319,849	$258,452	$229,118	$262,097	$1,541,151

Other rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
June 30, 2021	$7,290	$2,638	$4,783	$4,545	$71,528	$90,784

December 31, 2020	$14,350	$6,825	$5,205	$4,946	$74,110	$105,436

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at June 30, 2021

	January 1, 2021	New acquisitions (1)	New Leases (2)	Financial Cost	Payments (3)	Interest Payments (3)	Rejections of Contracts/ Others (4)	Reclassification	June 30, 2021
Short-term loans (excluding items listed below)	$99,857	$5,000	$—	$853	$(8,762)	$(157)	$—	$41,343	$138,134
Current portion of long-term credits (excluding items listed below)	4,135,340	349,509	—	188,614	(75,196)	(21,521)	(2,760)	(38,470)	4,535,516
Current Bonds	352,011	—	—	19,595	—	—	—	—	371,606
Non-current portion of long-term debt	292,503	—	—	61,300	(25,798)	(27,513)	(5,668)	44,940	339,764
Aircraft rentals – right of use	1,344,199	—	22,023	31,692	(25,272)	(17,684)	4,391	(41,717)	1,317,632
Other rentals – right of use	57,346	—	—	1,824	(2,670)	(1,836)	(5,000)	(6,096)	43,568

Total liabilities from financing activities	$6,281,256	$354,509	$22,023	$303,878	$(137,698)	$(68,711)	$(9,037)	$—	$6,746,220

(1)	Corresponds mainly to the disbursement of DIP financing and credit card.
(2)	Corresponds to the acquisition of operational aircraft Airbus A320.
(3)	During the second quarter of 2021, amortizations of debt, commissions and interest that did not move cash for $37,328 related to USAVFLOW (See note 9).
(4)	Corresponds mainly to rejections of two aircraft contracts as part of the reorganization plan under Chapter 11.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at June 30, 2020

	January 1, 2020	New acquisitions (1)	New Leases	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others (2)	Reclassification (3)	June 30, 2020
Current interest-bearing loans and borrowings (excluding items listed below)	$118,137	$51,223	$—	$5,804	$(14,447)	$(2,400)	$(2,326)	$—	$155,991
Current portion of long-term credits (excluding items listed below)	451,155	13,786	—	80,337	(225,716)	(69,620)	(230,543)	2,691,907	2,711,306
Current Bonds	65,632	—	—	24,546	85	—	—	467,926	558,189
Non-current bonds	465,612	—	—	2,314	—	—	—	(467,926)	—
Non-current portion of long term debt	2,557,257	12,908	—	—	—	—	(39,625)	(2,201,449)	329,091
Aircraft rentals – right of use	1,128,525	—	191,819	26,900	(50,763)	(2,257)	(1,222)	—	1,293,002
Other rentals – right of use	70,005	—	15	1,303	(8,779)	(1,303)	3,828	—	65,069

Total liabilities from financing activities	$4,856,323	$77,917	$191,834	$141,204	$(299,620)	$(75,580)	$(269,888)	$490,458	$5,112,648

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the consolidated statement of cash flows.
(2)

As part of reorganization proceedings on Chapter 11, 8 aircraft of financial lease and 4 aircraft recognized as rights of use were rejected, representing a total debt of $275,317 and $ 1,222, respectively.

(3)

$490,458 it was reclassified from liabilities associated with the assets held for sale to short-term and long-term debt. Likewise, a reclassification of long-term short-term debt of $2,581,222 has been recognized for purposes of non-compliance in some terms and conditions of our debts.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(15)	Losses per share

The calculation of basic loss per share at June 30, 2021 and 2020 is as follows:

	June 30, 2021	June 30, 2020
Net loss attributable to Avianca Holdings S.A.	$(650,833)	$(350,270)

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187
Losses per share (1)
Common stock	$(0.65)	$(0.35)
Preferred stock	$(0.65)	$(0.35)

(1) Expressed in dollars.

There are no interests in convertible preferred shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(16)	Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income from December 31, 2020, to June 30, 2021, is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2020	$(2,603)	$960	$(131,297)	$3	$(328)	$41,754	$(91,511)	$603	$(90,908)
Other comprehensive Income (loss) for the Period	1,069	(342)	57,342	—	(2,695)	73	55,447	(828)	54,619

As of June 30, 2021	$(1,534)	$618	$(73,955)	$3	$(3,023)	$41,827	$(36,064)	$(225)	$(36,289)

The movement of the other comprehensive income from December 31, 2019, to June 30, 2020, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)
Other comprehensive Income (loss) for the period	3,337	409	(7,707)	—	(3,154)	—	(7,115)	(735)	(7,850)

As of June 30, 2020	$239	$866	$(124,411)	$3	$(2,627)	$40,695	$(85,235)	$(719)	$(85,954)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See note 17).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated interim statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	June 30, 2021	June 30, 2020
Cash flow hedges:
Effective valuation of cash flow hedged	1,069	2,799

	$1,069	$2,799

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$(342)	$409

	$(342)	$409

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(17)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of June 30, 2021 and December 31, 2020, are the following:

	June 30, 2021	December 31, 2020
Cash flow hedges – liabilities
Interest rate LifeMiles Ltd.	$1,628	$2,697

Total	$1,628	$2,697

The Group does not have fuel price hedges for the periods ended June 30, 2021 and December 31, 2020.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within other liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to June 31, 2021 and December 31, 2020:

June 30, 2021	Fair Value	1–12 months	12–24 months
Interest rate
Liabilities	$1,628	$—	$1,628

December 31, 2020	Fair Value	1–12 months	12–24 months
Interest rate
Liabilities	$2,697	$—	$2,697

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of June 30, 2021, and June 30, 2020, a net (loss) gains relating to the hedging instruments of $(342) and $409, respectively is included in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

(18)	Derivative financial instruments

The group does not have derivative financial instruments at fair value with changes in results as of June 30, 2021.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations with Lifemiles Ltd. Banks. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(19)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of June 30, 2021, and December 31, 2020, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(20)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of June 30, 2021:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments	$—	$42,176	$—	$42,176
Assets of the benefits plan	$—	$240,356	$—	$240,356
Assets held for sale (1)	$—	$845	$—	$845
Revalued administrative property (note 12)	$—	$—	$110,133	$110,133

(1)	Assets held for sale do not including sales costs associated.

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 17 and 18)	$—	$1,628	$—	$1,628
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$6,746,220	$—	$6,746,220

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2020:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments	$—	$42,919	$—	$42,919
Assets of the benefits plan	$—	$216,548	$—	$216,548
Assets held for sale (1)	$—	$884	$—	$884
Revalued administrative property (note 12)	$—	$—	$110,931	$110,931

(1)	Assets held for sale don’t including sales costs associated.

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 17 and 18)	$—	$2,697	$—	$2,697
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$6,275,788	$—	$6,275,788

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1         Observable inputs such as quoted prices in active markets

Level 2         inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3         inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based on interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings, Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts, The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations, The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties, Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property, The fair values of the properties were determined by using market comparable methods, This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property, The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(21)	Income tax expense and other taxes

Assets and liabilities for taxes as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Current income tax – assets	$68,412	$44,681
Other current taxes
Current VAT – assets	54,782	36,403
Other taxes current	31,177	30,701

Total other current taxes	85,959	67,104

Total current tax – assets	$154,371	$111,785

Current income tax – liabilities	$(48,822)	$(54,738)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The main components of income tax expense for the six months ended June 30, 2021 and 2020 are as follows:

Consolidated statement of comprehensive income

	For the six months ended June 30,
	2021	2020
Current income tax:
Current income tax charge	$(21,894)	$(20,943)
Income (expense) Deferred tax expense:
Relating to origination and reversal of temporary differences	2,037	(722)

Income tax expense reported in the income statement	$(19,857)	$(21,665)

Consolidated statement of comprehensive income

	For the six months ended June 30,
	2021	2020
Relating to origination and reversal of temporary differences	$(2,655)	$(3,422)

Income tax expense reported in the income statement	$(2,655)	$(3,422)

The Group files tax returns in many jurisdictions around the word. Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities. The resolution of these consultations and legal claims may take several years, but the Group does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations. The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year for each component.

a)	Reconciliation of the Tax Rate in accordance with the Tax Provisions and the Effective Rate:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

The Group’s consolidated loss after tax amount to $ 633,588 in June 2021 and $ 331,035 in June 2020 and the tax expense for June 2021 to $ 19,857 and June 2020 to $ 21,665. The group consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2021 was (3%) and for the six months ended 30 June 2020 was (6.5%). The change in effective tax rate was caused mainly that in the year 2021, airline losses increased; however, the deferred tax on these losses was not recognized because there are no expectations of recovery in the foreseeable future

Standards in other countries

Subsidiary companies in Ecuador must pay a capital gains tax at a 28% rate. For subsidiaries in Costa Rica, Mexico and Salvador the rate is 30%, in Guatemala the rate is 25%.

(22)	Provisions for legal claims

As of June 30, 2021, and December 31, 2020, the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021	December 31, 2020
Balances at the beginning of the period	$23,314	$20,244
Provisions constituted (a)	34,463	11,215
Provisions reverse	(9,506)	(3,660)
Provisions used	(4,537)	(453)
Deconsolidation subsidiary AV Peru	—	(4,032)

Balances at the end of the period	$43,734	$23,314

(a)	Corresponds mainly to labor processes and tax litigation.

Among the provisions for litigation are those related to labor processes (June 30, 2021: $16,795, December 31, 2020: $13,329), consumer protection processes (June 30, 2021: $2,283, December 31, 2020: $2,620), processes tax (June 30, 2021: $20,790, December 31, 2020: $7,478) and civil processes (June 30, 2021: $677, December 31, 2020: $771).

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of June 30, 2021 and December 31, 2020, these contingencies amount to a total of $134,427 and $138,357, respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will be settled using the aforementioned forms of payment are estimated $20,527 as of June 30, 2021 and $21,242 as of December 31, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Internal investigations to determine whether we may have violated the U.S. Foreign Corrupt Practices Act and other laws

In August 2019, the Group disclosed that it had discovered a business practice at the Group whereby Group employees, including members of senior management, as well as certain members of the board of directors, provided “things of value,” which based on its current understanding have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. The Group commenced an internal investigation, supervised by the Audit Committee, and retained reputable outside counsel and a specialized forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable U.S. and non-U.S. anti-corruption laws. In 2018, the Group implemented certain revisions to its policies designed to prevent such practice from occurring, including limiting the number of persons at the Group who are authorized to issue free and discounted airline tickets and upgrades, and requiring additional internal approvals. On August 13, 2019, the Group voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and, subsequently, to the Colombian Superintendency of Corporations.

Also, in February 2020, the Office of the Attorney General of Colombia served Avianca with a search warrant of its offices with the objective of collecting information related to this investigation, As has been its practice, Avianca has cooperated and will continue to cooperate with all pertinent authorities, Avianca will provide the information being requested to the Office of the Attorney General of Colombia.

The Colombian government investigations described above, consultations and related developments in other countries, and the Group’s internal investigations continue. Any action in these or related inquiries, procedures or other developments, or any agreement that the Group enters to resolve the same, may result in substantial fines, reputational damage and other penalties and adverse consequences. Based on the opinion of its external advisor, the Group believes that there is no adequate basis at this time to estimate accruals or quantify any contingencies with respect to these matters. For investigations by the U.S government, on May 28, 2021, the SEC sends a communication notifying Avianca Holdings S.A that the investigation against Grupo Avianca Holdings S.A. has concluded. and suggests that no action be taken against it.

Internal Investigation regarding potential impacts at the group due to corrupt business practices at Airbus

In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices, Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made, As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

of any improper or illegal acts, We have disclosed this internal investigation to the U.S. Department of Justice and the SEC, as well as the Superintendence of Industry and Commerce and the Colombian Office of the Attorney General, We are cooperating with all agencies, Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U.S. Department of Justice, the SEC or local regulators or officials, If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us, The Office of the Attorney General of the Nation in Colombia has authorized us to act as potential victims of these events, and as such we have been participating. As of the date of this report, the investigations remain ongoing.

Review of potential inadvertent violations of the U.S. Cuban Assets Control Regulations

In September 2019, the Group disclosed that it had become aware that it had become subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury. This jurisdictional nexus was established as a result of the transfer, on November 9, 2018, by the Group’s parent company, Synergy Aerospace Corp, (Synergy), of 78% of the Group’s voting common shares (Share Transfer) from a Panama based company to a Delaware limited liability company wholly-owned by Synergy (BRW). Synergy had formed BRW and effected the Share Transfer unilaterally in connection with BRW obtaining a loan from United Airlines. Having become aware that as a consequence of the ownership change the Group is considered a person subject to U.S. jurisdiction under certain of OFAC’s sanctions programs, the Group engaged outside counsel to conduct a review aimed at identifying any potential violations of U.S. sanctions regulations. As a result of this review, the Group identified that the regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations that it has historically conducted may have constituted inadvertent violations of the U.S. Cuban Assets Control Regulations (CACR) during the period following the Share Transfer. During the period beginning on the date of the Share Transfer and ending on September 30, 2019, such flights to and from Havana, Cuba comprised an inconsequential amount of the Group’s gross revenues. On September 25, 2019, the Group submitted to OFAC a preliminary voluntary self-disclosure addressing such potential inadvertent violations, followed by more detailed full narrative voluntary self-disclosures submitted on October 4, 2019, and November 25, 2019. OFAC is currently reviewing these voluntary self-disclosures. In concert with these voluntary disclosures, the Group commenced the termination of all of its Cuba-related activities. As of to date of issuance of these consolidated financial statements, the Group no longer operates any flights to Cuba, nor does the Group sell any passenger or cargo tickets involving Cuba (including via its codeshare and interline partners). The Group no longer maintains a physical presence in Cuba and has issued termination notices for all of its legacy Cuba-related contracts and employees (for example, ground services, ticket sales, and other services in Cuba that supported the Company’s now-terminated Cuba passenger flights). The Group has kept OFAC apprised of these actions and remains in communication with OFAC concerning the Group’s voluntary self-disclosures and the termination of the Company’s Cuba-related activities. Based on the above, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

In light of the above, the Group has embarked on a comprehensive effort to improve and expand its compliance program worldwide, including enhancements to the Group’s existing sanctions screening processes, implementation of a comprehensive sanctions compliance program, and sanctions training for key Group employees. As of the date of this report, the investigations remain ongoing.

OFAC has completed its review of Avianca’s dealings with Cuba and Iran. OFAC has decided to address this matter by issuing a Cautionary Letter instead of pursuing a civil monetary penalty or taking other enforcement action. The Cautionary Letter published on June 16, 2021, represents a final enforcement response to the apparent violations but does not constitute a final agency determination as to whether violations have occurred. The letter does not preclude OFAC from taking future enforcement action should additional information warrant renewed attention.

OFAC confirmed the closure of its investigation initiated on the occasion of the involuntary violations of the economic sanction’s regime against Cuba / Iran, with the issuance of a warning letter to the Avianca Holdings airlines that were linked to the investigation. Consequently, OFAC will not initiate enforcement actions or impose financial penalties.

(23)	Future aircraft leases payments

The Group has 75 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year (1)	$1,848,407

$1,848,407

(1)	It corresponds to financial leases that were in default before Chapter 11 and therefore all debt is short-term.

Future aircraft lease payments are based on the original contracts, to date, the Group bases its payments on flight hours.

The Group has 61 aircraft that are under operating leases, which have an average remaining lease term of 56 months. Operating leases may be renewed, in accordance with the administration’s business plan. The following is the summary of future operating lease commitments signed for a period greater than one year:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

Aircraft
Less than one year	$268,183
Between one and five years	759,246
More than five years	240,626

$1,268,055

In the second quarter of 2021, the Group extended the operating lease contract for one (1) A320 and incorporated under operating lease one (1) A320.

Future operating lease commitments are calculated under the assumption that the aircraft will be in continuous operation. However, the amounts may vary depending on the aircraft operating plan during the Chapter 11 reorganization process, in which the Group agreed with the aircraft lessors on a variable “Power-by-the-Hour” compensation structure based on flight hours.

The Group has 9 spare engines under an operating lease contract for its aircraft fleet of the A320 and A330 families. The following is the summary of future operating lease commitments signed for a period greater than one year:

Engines
Less than one year	$4,789
Between one and five years	16,163

$20,952

In the second quarter of 2021, six (6) CFM56 spares engines and two (2) V2500 engines from the A320 fleet were incorporated.

Future operating lease commitments are calculated under the assumption that the engines will be operating continuously. However, amounts may vary depending on the engine operating plan during the Chapter 11 reorganization process, in which the Group agreed with the engine lessors on a variable “Power-by-the-Hour” compensation structure based on flight hours.

The value of payments recognized as expenses in the period is:

	For the six months ended June 30,
	2021	2020
Leases minimum payments	$4,341	$12,472

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

	For the three months between April 1 and June 30,
	2021	2020
Leases minimum payments	$2,106	$7,741

(24)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines as of June 30, 2021, as follows:

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Aircraft and engine purchase commitments	$53,202	$524,314	$2,377,108	$2,752,646	$5,707,270

Current prices disclosed reflect certain discounts negotiated with suppliers as of the date of the consolidated statement of financial position, which are calculated on a highly technical basis and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including aircraft order volumes.

The Group plans to finance the acquisition of the commitments made with the resources generated by the group and the financial operations that may be formalized with financial entities and aircraft leasing companies.

(25)	Dividends

The Group did not decree or pay dividends during the six months ended June 30, 2021, based on the retained losses as of December 31, 2020, and dividends were not decreed by the Group during ended June 30, 2020, based on retained earnings as of December 31, 2019.

Dividends paid to minority shareholding

During the six months ended June 30,2021 and 2020, subsidiaries with minority interests did not declare dividends.

(26)	Operating revenue

Operating revenues for the six months ended June 30, 2021 and 2020 is as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

	For the six months ended June 30,		For the three months ended April 1 and June 30,
	2021	2020	2021	2020
Passenger	$459,347	$781,840	$260,173	$3,743
Cargo	314,202	272,321	159,932	142,414
Others	34,460	126,136	16,471	90,220

Total operating revenues	$808,009	$1,180,297	$436,576	$236,377

Other operating income

Other operating revenue for the six months ended June 30, 2021 and 2020 is as follows:

	For the six months ended June 30,		For the three months ended April 1 and June 30,
	2021	2020	2021	2020
Frequent flyer program	$20,812	$21,027	$8,881	$9,313
Gain of assets disposal	—	86,801	—	73,592
Ground operations (a)	4,909	4,266	2,433	1,224
Leases	358	322	94	162
Maintenance	5,579	4,364	3,177	2,156
Interline	1	728	—	144
Other (b)	2,801	8,628	1,886	3,629

	$34,460	$126,136	$16,471	$90,220

(a)	Group provides services to other airlines at main hub airports.

(b)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

(27)	Subsequent Events

On July 26, 2021, Avianca Holding SA received approval from the Bankruptcy Court of New York (the “Court”) of the letters of commitment (the “Letters of Commitment”) necessary to effect the Chapter exit financing. 11 based on the current financing structure of Debtor in Possession (“DIP”), as well as the approval to assume, pay and classify the obligations of the Company, for virtue of the Letters of Commitment, as administrative expenses with priority priority.

As of July 31, 2021, the company filed a motion to reject the lease of one (1) A321 aircraft and acquired a new lease of one (1) A320 aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Condensed Consolidated interim Financial Statements

(In USD thousands)

On August 10, 2021, the Board of Directors of Avianca Holding SA approved the presentation of the reorganization plan (the “Plan”) and the declaration attached to the Plan (the “Declaration”) before the United States Bankruptcy Court for the Southern District of New York (the “Court”). On the other hand, the holding of the hearing in which the Court will consider the approval of the Declaration is scheduled for September 14, 2021. The Company does not currently request votes on its Plan, and may only request votes on its Plan when and if the Court approves the Declaration.

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